SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                DATE: May 4, 1999

                             Koninklijke Ahold N.V.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                                   Royal Ahold
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---

          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No    X
                                ---                       ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

          On April 23, 1999, Koninklijke Ahold N.V. (the "Company") and Ahold Finance U.S.A., Inc. (the "Issuer") entered into an underwriting agreement and a related terms agreement (collectively, the "Underwriting Agreement") with Chase Securities Inc. and J.P. Morgan Securities Inc., as representatives of the several underwriters named in Schedule I thereto, in connection with an offering of guaranteed senior notes of the Issuer (the "Notes"). The transaction contemplated by the Underwriting Agreement closed on April 29, 1999, and on that date the Company, the Issuer and The Chase Manhattan Bank, as trustee, entered into an indenture (the "Indenture") and an indenture supplement (the "Indenture Supplement") relating to the Notes. Offers and sales of the Notes were made pursuant to the Company's and the Issuer's Registration Statement on Form F-3 and Form S-3 (Nos. 333-71383 and 333-71383-01) and the Company's Registration Statement on Form F-3 (No. 333-9376) (collectively, the "Registration Statements").

          In order to have the Underwriting Agreement, the Indenture and the Indenture Supplement placed on file as exhibits to the Registration Statements, the Company hereby files copies of these documents. In addition, the Company hereby files forms of the following documents pursuant to which securities may be issued from time to time under the Registration Statements: (i) the underwriting agreements relating to debt securities and common shares of the Company and (ii) the indenture relating to senior debt securities of the Company and the indenture relating to guaranteed subordinated debt securities of the Issuer.

          This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Registration Statements and to be part of such prospectuses from the date of the filing hereof.

                                    EXHIBITS


1.1 Form of Underwriting Agreement with respect to common shares of the Company.

1.2 Form of Underwriting Agreement with respect to debt securities of the Company.

1.3 Underwriting Agreement and related Terms Agreement, each dated April 23, 1999, among the Issuer, the Company and Chase Securities Inc. and J.P. Morgan Securities Inc., as representatives of the several underwriters named in Schedule I thereto, relating to the offering of Notes.

4.1  Not applicable.

4.2 Indenture for the issuance of senior debt securities of the Company, to be dated on or about the date of the issuance of the first series of senior debt securities thereunder, between the Company and The Chase Manhattan Bank (including the form of senior debt securities).

4.3  Not applicable.

4.4 Indenture for the issuance of guaranteed senior debt securities of the Issuer, dated April 29, 1999, among the Issuer, the Company, as guarantor, and The Chase Manhattan Bank, as trustee (including the form of guaranteed senior debt securities).

4.5 Indenture for the issuance of guaranteed subordinated debt securities of the Issuer, to be dated on or about the date of issuance of the first series of guaranteed subordinated debt securities thereunder, among the Issuer, the Company, as guarantor, and The Bank of New York, as trustee (including the form of guaranteed subordinated debt securities).

4.6 Indenture Supplement for the issuance of guaranteed senior debt securities of the Issuer, dated April 29, 1999, among the Issuer, the Company, as guarantor, and The Chase Manhattan Bank, as trustee.

99.1 Press release, dated April 15, 1999, relating to the offering of Notes.

                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                KONINKLIJKE AHOLD N.V.


Date:    May 3, 1999                            By: /s/ C.H. van der Hoeven
                                                   ---------------------------
                                                   Name:  C.H. van der Hoeven
                                                   Title:  President